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                                                                              OMB APPROVAL
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION              OMB Number:        3235-0145
                            Washington, D.C. 20549                    Expires:     October 31, 1994
                                                                      Estimated average burden
                                                                      hours per response . . 14.90
                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 14 )*
                                           ----

                                FURON COMPANY
                       -------------------------------
                               (Name of Issuer)

                       Common Stock, without par value
                       -------------------------------
                        (Title of Class of Securities)

                                 361106-10-7
                             -------------------
                                (CUSIP Number)
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Check the following box if a fee is being paid with this statement. [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361106-10-7             13G             Page 2 of  4 Pages

      NAME OF REPORTING PERSON
  1   S.S. or I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      Peter Churm
      SSN: ###-##-####

      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  2                                                    (a) [ ]
                                                       (b) [X]
      SEC USE ONLY
  3

      CITIZENSHIP OR PLACE OF ORGANIZATION
  4
      United States of America



                                  SOLE VOTING POWER
                              5
         NUMBER OF                756,123

          SHARES           ------------------------------------------------
                                  SHARED VOTING POWER
        BENEFICIALLY          6
                                  0
         OWNED BY          ------------------------------------------------

           EACH                   SOLE DISPOSITIVE POWER
                              7
         REPORTING                756,123

          PERSON           ------------------------------------------------
                                  SHARED DISPOSITIVE POWER
           WITH               8
                                  0
                           ------------------------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9
      756,123

      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 11
      8.5%

      TYPE OF REPORTING PERSON*
 12
      IN

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                    Page 2



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                                                            Page 3 of 4 Pages

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ITEM 1(a)           NAME OF ISSUER:

                          Furon Company

ITEM 1(b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          29982 Ivy Glenn Drive
                          Laguna Niguel, CA 92677

ITEM 2(a)           NAME OF PERSON FILING:

                          Peter Churm

ITEM 2(b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                          29982 Ivy Glenn Drive
                          Laguna Niguel, CA 92677

ITEM 2(c)           CITIZENSHIP:

                          United States of America

ITEM 2(d)           TITLE OF CLASS OF SECURITIES:

                          Common Stock, without par value

ITEM 2(e)           CUSIP NUMBER:

                          361106-10-7

ITEM 3              Rules 13d-1(b) and 13d-2(b):

                          Inapplicable

ITEM 4              OWNERSHIP:

                    (a)   Amount Beneficially Owned:       756,123*


                    (b)   Percent of Class:                  8.5%

                    (c)   Number of Shares as to Which Such Person Has:

                          (i)   sole power to vote or to direct
                                the vote:                  756,123*
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- -----------------------

* Includes (i) 423,725 shares held of record by Mr. Churm as Trustee of the Churm Community Property Trust (of which Mr. Churm's spouse and sons are beneficiaries), 308,311 shares subject to stock options which are exercisable within 60 days of December 31, 1993, and 384 shares held for Mr. Churm's account under the Company's Employee Stock Ownership Plan (fractional shares have been disregarded). Mr. Churm has sole voting and dispositive power with respect to all of these shares.

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                                                              Page 4 of 4 Pages

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                          (ii)  shared power to vote or to direct
                                the vote:                     -0-

                          (iii) sole power to dispose or to direct

                                the disposition of:         756,123*

                          (iv)  shared power to dispose or to direct
                                the disposition of:           -0-

ITEM 5              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                          Inapplicable

ITEM 6              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON:

                          See the footnote to Item 4

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                          Inapplicable

ITEM 8              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                          Inapplicable

ITEM 9              NOTICE OF DISSOLUTION OF GROUP:

                          Inapplicable

ITEM 10             CERTIFICATION:

                          Inapplicable
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                    SIGNATURE:

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 1994

    /s/ Peter Churm
- ------------------------------
Peter Churm